


10030919



SEC MAIL PROCESSING
RECEIVED
JUN - 4 2010
WASH, D.C.
211
SECTION

cm

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-43308

FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/09 AND ENDING 03/31/2010
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FIRST RESEARCH FINANCE, INCORPORATED

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4315 BRIARGROVE LANE
(No and Street)

DALLAS (City) TEXAS (State) 75287 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALAN LAWRENCE 972-535-8994
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT Whose opinion is contained in this Report*

HENDRICKS, GRAVES AND ASSOCIATES, LLP
(Name - If individual state last, first, middle name)

14001 GOLDMARK DRIVE, SUITE 115, (Address) DALLAS, (City) TEXAS (State) 75240-4253 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possession

FOR OFFICIAL USE ONLY

OATH OR AFFIRMATION

I, ALAN LAWRENCE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of FIRST RESEARCH FINANCE, INCORPORATED as of MARCH 31, 2010, are true and correct. I further swear (or affirm) neither the company nor any partner, proprietor, principal officer or director has proprietary interest in any account solely as that of a customer, except as follows:


FRAN CARROUTH
NOTARY PUBLIC, STATE OF TEXAS
NO. 00694518-5
QUALIFIED IN DALLAS COUNTY
COMMISSION EXPIRES 07-13-2012

Signature

Notary Public

PRESIDENT
TITLE

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Change in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant of Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath of Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 140.17a-5(e)(3).

FIRST RESEARCH FINANCE, INCORPORATED

FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2010

CONTENTS

INDEPENDENT AUDITORS' REPORT 1

STATEMENT OF FINANCIAL CONDITION 2

STATEMENT OF INCOME 3

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY 4

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED. 5

STATEMENT OF CASH FLOWS 6

NOTES TO FINANCIAL STATEMENTS. 7

INDEPENDENT AUDITORS' REPORT OF SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION 9

SUPPORTING SCHEDULES:

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION . . . . . SCHEDULE I 10

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION . . . . SCHEDULE II 12

REPORT PURSUANT TO RULE 17a-5(d). 13

Hendricks, Graves and Associates, LLP
Certified Public Accountants

Suite 115, 14001 Goldmark Drive
Dallas, Texas 75240-4253

972-234-3333
Facsimile 972-234-3331
gravesdon@sbcglobal.net

INDEPENDENT AUDITORS' REPORT

BOARD OF DIRECTORS
FIRST RESEARCH FINANCE, INCORPORATED
DALLAS, TEXAS

We have audited the accompanying statement of financial condition of **FIRST RESEARCH FINANCE, INCORPORATED** as of March 31, 2010, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **FIRST RESEARCH FINANCE, INCORPORATED** as of March 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Hendricks, Graves and Associates

Hendricks, Graves and Associates, LLP

May 18, 2010

FIRST RESEARCH FINANCE, INCORPORATED

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2010

ASSETS

Cash		$ 26,071
Commissions receivable		6,375
Deposit with clearing organization		11,404
Other Receivable		1,525
		$ 45,375

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Accounts Payable	$ 747	
Commissions payable	20,510	
Accrued expenses	2,013	
Federal income tax payable	302	
Total current liabilities		$ 23,572
STOCKHOLDER'S EQUITY:		
Common stock, 3,000 shares of $.01 par value authorized and 988 shares issued and outstanding	10	
Retained earnings	21,793	
Total stockholder's equity		21,803
		$ 45,375

The accompanying notes are an integral part of the financial statements.

FIRST RESEARCH FINANCE, INCORPORATED

STATEMENT OF INCOME

YEAR ENDED MARCH 31, 2010

REVENUES:		
Commissions	$ 219,193	
Other	28,538	
Total revenues		$ 247,731
COSTS AND EXPENSES:		
Compensation and related costs	143,477	
Clearance costs	46,884	
Professional services	8,014	
Regulatory fees	8,189	
Other operating expenses	13,828	
Total costs and expenses		220,392
NET INCOME BEFORE PROVISION FOR INCOME TAXES		27,339
PROVISION FOR INCOME TAX		4,100
NET INCOME		$ 23,239

The accompanying notes are an integral part of the financial statements.

FIRST RESEARCH FINANCE, INCORPORATED

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED MARCH 31, 2010

	COMMON STOCK	ADDITIONAL CAPITAL	RETAINED EARNINGS	TOTAL
Balances at March 31, 2009	$ 10	$ 15,435	$ 88,119	$ 103,564
Stock cancelation		(15,435)	(89,565)	(105,000)
Net income			23,239	23,239
Balances at March 31, 2010	$ 10	$ 0	$ 21,793	$ 21,803

The accompanying notes are an integral part of the financial statements.

FIRST RESEARCH FINANCE, INCORPORATED

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED MARCH 31, 2010

Balance at March 31, 2009	$	-0-
Increases		-0-
Decreases		-0-
Balance at March 31, 2010	$	-0-

The accompanying notes are an integral part of the financial statements.

FIRST RESEARCH FINANCE, INCORPORATED

STATEMENT OF CASH FLOWS

YEAR ENDED MARCH 31, 2010

OPERATING ACTIVITIES:		
Net income	$ 23,239	
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Increase in commissions receivable	(6,187)	
Increase in deposits with clearing organizations	(9)	
Increase in other receivables	(1,525)	
Increase in accounts payable	247	
Decrease in commission payable	(15,482)	
Increase in accrued expenses	307	
Decrease in income taxes payable	(1,913)	
Net cash used in operating activities		$ (1,323)
INVESTING ACTIVITIES:		
Purchase of treasury stock		(105,000)
Decrease in cash during the year		(106,323)
Cash at beginning of year		132,394
Cash at end of year		$ 26,071
SUPPLEMENTAL INFORMATION:		
Income taxes paid		$ 6,013

The accompanying notes are an integral part of the financial statements.

A. COMPANY:

FIRST RESEARCH FINANCE INCORPORATED, incorporated in September 1990, is a member of the Financial Industry Regulatory Authority (FINRA) and operates as a broker-dealer in securities. All customers' securities, funds and accounts are processed and carried by correspondent broker-dealers.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1. **Customers' Securities and Commodities -** Transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities and commodities transactions of the Company are recorded on a trade date basis.

2. **Cash -** The Company considers all short-term investments with an original maturity of three months or less to be cash.

3. **Accounts Receivable -** The Company evaluates the collectability of accounts receivable. Amounts considered uncollectable or doubtful of collection are written off and charged against income when such determinations are made

4. **Income Taxes –** Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The Company incurs state franchise taxes, which are, in part, based on certain income and expense items, and the financial statements include a provision for the state tax effect of transactions reported in the financial statements.

5. **Use of Estimates -** The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

(Continued)

C. FAIR VALUES OF FINANCIAL INSTRUMENTS:

Fair Value Measurement - FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level one inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level two inputs are inputs (other than quoted prices included within level one) that are observable for the asset or liability, either directly or indirectly.

Level three inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The carrying amounts of assets and liabilities in the balance sheet approximate fair value.

D. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2010, the Company had net capital of $19,754 which was $14,754 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.19 to 1.

(Continued)

E. RELATED PARTY TRANSACTIONS:

The Company has a leasing agreement with the sole shareholder for the use of office space. This leasing agreement requires the Company to pay the property taxes on the related property as rent. The property taxes were $8,355 for the year ended March 31, 2010

An officer of the Company provides monthly accounting services to the Company. This individual was paid $6,050 in accounting fees during the year ended March 31, 2010.

INDEPENDENT AUDITORS' REPORT OF SUPPLEMENTARY INFORMATION

REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

BOARD OF DIRECTORS
FIRST RESEARCH FINANCE, INCORPORATED
DALLAS, TEXAS

We have audited the accompanying financial statements of **FIRST RESEARCH FINANCE, INCORPORATED** as of and for the year ended March 31, 2010, and have issued our report thereon dated May 18, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hendricks, Graves and Associates, LLP

May 18, 2010

FIRST RESEARCH FINANCE, INCORPORATED

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

MARCH 31, 2010

(See Independent Auditors' Report On Supplementary Information.)

COMPUTATION OF NET CAPITAL:

Total stockholder's equity qualified for net capital	$ 21,803
Add:	
Other deductions or allowable credits	- 0 -
Total capital and allowable subordinated liabilities	21,803
Deductions and/or charges:	
Non-Allowable assets	1,525
Net capital before haircuts on securities positions	20,278
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	524
Net Capital	$ 19,754
Aggregated indebtedness	$ 23,572

(Continued)

FIRST RESEARCH FINANCE, INCORPORATED

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

MARCH 31, 2010

(See Independent Auditors' Report On Supplementary Information.)

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 1,572
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 14,754
Excess net capital at 1000%	$ 13,754
Ratio of aggregate indebtedness to net capital	1.19 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION:

Net capital, as reported in Company's Part II (Unaudited) Focus report	$ 19,754
Audit adjustments	-0-
NET CAPITAL	$ 19,754

FIRST RESEARCH FINANCE, INCORPORATED

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

OF THE SECURITIES AND EXCHANGE COMMISSION

MARCH 31, 2010

(See Independent Auditors' Report On Supplementary Information.)

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.

FIRST RESEARCH FINANCE, INCORPORATED

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED MARCH 31, 2010

Hendricks, Graves and Associates, LLP
Certified Public Accountants

Suite 115, 14001 Goldmark Drive
Dallas, Texas 75240-4253

972-234-3333
Facsimile 972-234-3331
gravesdon@sbcglobal.net

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

STRUCTURE REQUIRED BY SEC RULE 17a-5

BOARD OF DIRECTORS
FIRST RESEARCH FINANCE, INCORPORATED
DALLAS, TEXAS

In planning and performing our audit of the financial statements and supplemental schedules of **FIRST RESEARCH FINANCE, INCORPORATED** for the year ended March 31, 2010, we considered its internal control, including control procedures for safe-guarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we had made a study of the practice and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2010, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specific parties.

Hendricks, Graves and Associates

Hendricks, Graves and Associates, LLP

May 18, 2010

FIRST RESEARCH FINANCE, INCORPORATED

DALLAS, TEXAS

FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2010

HENDRICKS, GRAVES AND ASSOCIATES, LLP
CERTIFIED PUBLIC ACCOUNTANTS
DALLAS, TEXAS